OMV Aktiengesellschaft

08000619

OMV Investor News

082-03209

January 25, 2008
7.00am (GMT) – 8.00am (CET)

Q4/07 Trading Statement

SUPPL

This trading statement from OMV provides basic information for the quarter ended December 31, 2007, including figures on the economic environment as well as OMV's performance during the period. The data on the economic environment show the development of the relevant crude prices and exchange rates. For the E&P segment, we provide the expected development of production volumes and give some information on the key drivers of this development. An overview on refining margins and drivers for the R&M and Gas businesses is also included.

The OMV Group Q4/07 results will be published on February 26, 2008. The information contained herein is subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q4/06	Q1/07	Q2/07	Q3/07	Q4/07
Average Brent price in USD/bbl	59.60	57.76	68.75	74.75	**88.45**
Average Ural price in USD/bbl	56.48	54.26	65.30	72.22	**85.90**
Average EUR/USD FX rate	1.289	1.311	1.348	1.374	**1.449**
Average EUR/RON FX rate	3.479	3.381	3.274	3.236	**3.454**
Average USD/RON FX rate	2.702	2.580	2.432	2.353	**2.381**

Source: Reuters

Exploration and Production

	Q4/06	Q1/07	Q2/07	Q3/07	Q4/07
Total hydrocarbon production in boe/d	329,000	322,000	322,000	317,000	**323,000**
thereof Petrom	205,000	202,000	196,000	195,000	**195,000**

Overall Group oil and gas production in Q4/07 was at 323,000 boe/d, 2% up compared to Q3/07. After the repair of the CATS pipeline UK production returned to normal, while gas volumes in Pakistan and Austria increased. Romania delivered stable oil as well as gas quantities compared to Q3/07. The negative price differential between Brent and OMV's realized crude price is expected to be smaller than in Q3/07, i.e. realizations were higher. The average Romanian regulated gas price for producers remained unchanged at RON 470.0/1,000 cbm (USD 197.42 compared to USD 199.78 in Q3/07). Exploration expenditure is expected to be significantly higher in Q4/07. The USD was particularly weak against the EUR in Q4/07, which had a negative impact on revenue.

Refining and Marketing

	Q4/06	Q1/07	Q2/07	Q3/07	Q4/07
NWE refining margin in USD/bbl [1]	2.85	4.11	6.64	3.53	**5.25**
Med Urals refining margin in USD/bbl [1]	4.02	5.70	7.22	3.75	**4.60**
OMV indicator refining margin in USD/bbl [2]	3.76	5.25	7.06	3.91	**4.34**
Total refining sales in mn t	5.90	5.22	5.23	5.58	**5.39**

[1] Source: Reuters [2] Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions.

Refining margins increased from the low level in Q3/07 mainly because of improved middle distillate spreads. The high crude price burdened the OMV indicator margin due to higher cost of own energy consumed. As a result of the planned shutdowns at Burghausen (6 weeks and a further ramp up period of 3 weeks) and Petrobrazi (16 days) the overall cost level was higher and refinery production and sales volumes were negatively impacted accordingly. High product prices lead to a positive inventory effect. Propylene and ethylene prices in Q4/07 could not cover the increased naphtha price as a consequence of the high crude price and led to substantially lower petrochemical margins. Petrochemical volumes were lower due to the Burghausen shutdown. In Marketing, retail and commercial margins were at the lowest level of 2007 due to the high crude price; sales volumes were almost at the same level as in Q3/07.

Gas

	Q4/06	Q1/07	Q2/07	Q3/07	Q4/07
Combined gas sales volumes in bcm	4.07	3.96	2.59	2.24	**4.27**
thereof Petrom	1.56	1.52	1.24	1.08	**1.42**

Marketing and trading volumes increased seasonally compared to Q3/07. Low temperatures in EconGas' markets as well as higher electricity prices enhanced volumes significantly. Petrom's sales volumes increased compared to Q3/07, but were adversely impacted by higher overall import volumes. In logistics, a further part of the WAG pipeline extension came into operation in Q4/07 thus leading to an increase in the transport capacity sold. Due to contractual changes, Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H. is being fully consolidated as of Q4/07. Storage sales continued to increase and the technical capacity limit was reached in Q4/07.

At-equity consolidated companies

In Q4/07 OMV increased its stake in Petrol Ofisi from 37.1% to 39.6%. Petrol Ofisi benefited from the Turkish lira appreciation versus the USD. Increasing oil and naphtha prices burdened Borealis' margin environment.

Identified special items

Identified special charges in Q4/07 are expected to be slightly above last year's Q4 level.

Tax rate

High liftings in Q4/07 will lead to a tax rate someway above the exceptionally low charge in Q3/07. The overall tax rate for the full year will however be in line with previous guidance.

This trading statement contains forward looking statements, particularly those regarding hydrocarbon production; refining, retail marketing and petrochemical margins; refining and marketing sales; gas storage and gas sales volumes; identified special items and the effective tax rate. These forward looking statements are subject to risks, uncertainties and assumptions. These forward looking statements are only predictions based on OMV's current expectations and anticipated trends in its business. The actual results may differ materially from those expressed or implied by the forward looking statements and may include important unidentified or currently undisclosed items. Neither OMV nor any other person assumes responsibility for the accuracy and completeness of any of these forward looking statements. OMV will not update this trading statement to actual results or revised expectations. The information in this statement has not been audited.

For further information, please contact:
Ana-Barbara Kunčič, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

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